UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 27, 2020

BRIX REIT, INC.

(Exact name of issuer as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

120 Newport Center Drive, Newport Beach, CA 92660
(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 1.  Fundamental Changes

As previously disclosed, on August 6, 2020, the board of directors, including all of the independent directors, of BRIX REIT, Inc. (the “Company”) determined that a plan of complete liquidation and dissolution (the “Plan”) is the best alternative available to the Company given the impact of the COVID-19 pandemic on the Company’s tenants and resulting decline in the Company’s net asset value per share. As of September 1, 2020, approximately 74% of the stockholders of the Company had consented in favor of the Plan, which was sent to stockholders for their approval on August 7, 2020, representing 92% of shares voted. The Company continues to seek the stockholders’ consent to the Plan and requests that stockholders provide their consent by September 15, 2020. The Company expects to implement the Plan, a copy of which was attached as Exhibit 7 to the Company’s Current Report on Form 1-U filed on August 10, 2020, over the next 12 months after the stockholders’ approval of the Plan.

Item 9. Other Events

Amendment to Unsecured Credit Facility

On August 27, 2020, pursuant to a Fourth Amendment to Loan Agreement (the “Fourth Amendment”) with Pacific Mercantile Bank (“PMB”), the Company amended its $5.0 million unsecured credit facility (the “Unsecured Credit Facility”) with PMB to extend the maturity date from October 15, 2020 to October 15, 2021. Under the Fourth Amendment, PMB agreed to forbear from exercising its remedies with respect to events of default that existed under the Unsecured Credit Facility as of August 27, 2020 until October 16, 2021 and has no obligation to make additional loans under the Unsecured Credit Facility. In connection with the Fourth Amendment, the Company's Chairman, Raymond E. Wirta, and the Wirta Family Trust have guaranteed the Company’s obligations under the Unsecured Credit Facility. The Company paid PMB a $10,000 loan extension fee in connection with the Fourth Amendment.

The material terms of the Fourth Amendment are qualified in their entirety by the agreement attached as Exhibit 15.1 to this Current Report on Form 1-U and incorporated herein by reference. Except as modified by the Fourth Amendment, the material terms of the Unsecured Credit Facility remain in full force and effect.

Forbearance Agreement

On September 2, 2020, the Company and RU Old Denton Road Fort Worth TX, LLC, the Company’s subsidiary that owns the property in Fort Worth, Texas that is leased to 24 Hour Fitness (the “Subsidiary”), entered into a forbearance agreement with the mortgage lender for the property, NexBank, with respect to the event of default that arose under the existing Amended and Restated Loan Agreement dated October 18, 2019 (the “Loan Agreement”) between the Company, the Subsidiary and NexBank, as amended, due to 24 Hour Fitness’s bankruptcy filing in June 2020, along with related defaults for material adverse changes and the net worth covenant under the Loan Agreement (the “Forbearance Agreement”). Under the terms of the Forbearance Agreement, NexBank agreed to extend the previous three-month deferral of mortgage payments to include the months of August and September 2020, and to forbear from exercising its default remedies under the Loan Agreement provided that 24 Hour Fitness does not reject its current lease on the property in 24 Hour Fitness’s current bankruptcy proceedings and makes the rent payment that is due on October 1, 2020. The Forbearance Agreement also accelerated the maturity date under the Loan Agreement from June 11, 2024 to September 30, 2021, and NexBank will collect 100% of all future rents paid by 24 Hour Fitness and apply the proceeds against the amount owed under the Loan Agreement. As part of the implementation of the Plan discussed above, the Company plans to sell the Fort Worth property over the next 12 months.

The material terms of the Forbearance Agreement are qualified in their entirety by the agreement attached as Exhibit 15.2 to this Current Report on Form 1-U and incorporated herein by reference. Except as modified by the Forbearance Agreement, the material terms of the Loan Agreement remain in full force and effect.

Exhibits

Exhibit No.	Description
15.1	Fourth Amendment to Loan Agreement dated August 27, 2020 between Pacific Mercantile Bank and BRIX REIT, Inc.

15.2	Forbearance Agreement dated September 2, 2020 by and among RU Old Denton Road Fort Worth TX, LLC, BRIX REIT, Inc. and NexBank

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRIX REIT, INC.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer

Date: September 2, 2020